CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in Registration Statement No. 333-140255 on Form SB-2/A dated February 26, 2007, of our report dated February 22, 2007, appearing in the Annual Report on Form 10-KSB of Neah Power Systems, Inc. ("the Company"), a Nevada corporation formerly named Growth Mergers, Inc., for the year ended December 31, 2006.

Our report contains an explanatory paragraph that states that the Company has experienced recurring losses from operations. This condition raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ PETERSON SULLIVAN PLLC

February 28, 2007
Seattle, Washington